Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Christiana Bank & Trust Company
Commission File No.: 333-146423

Sandler O’Neill & Partners, L.P. Presentation – Prepared Remarks
East Coast Financial Services Conference
November 13, 2007

Glenn Moyer:

Thank you to Sandler O’Neill for inviting us to present today and good morning to all of you.

I’m Glenn Moyer, President & CEO of National Penn Bancshares.  I’ll introduce National Penn, and conclude the presentation with a look at our future following the closing of our announced acquisitions of Christiana Bank & Trust and KNBT Bancorp.

Joining me today is Mike Reinhard, National Penn’s Chief Financial Officer, who will discuss our historical and recent performance, our growth strategies, and our acquisition of Christiana.

We are pleased to also have Scott Fainor, President & CEO of KNBT Bancorp join us today to offer his comments on our future partnership with KNBT and the status of our integration plan.

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The next three slides contain our legal disclaimers related to forward-looking information and our pending transactions with Christiana and KNBT.  I’ll give you a moment to review these slides.  All of our slides will be available on our web site, as well as filed with the SEC following this presentation.

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Although we will begin our presentation with an overview of National Penn and our strong performance, given the time we have with you this morning, the substance of our discussion will focus on what we are most excited about – the future of National Penn with Christiana Bank & Trust and KNBT Bancorp.

As you can see on this slide, our retail shareholder base is strong.  However, we have seen a steady increase in institutional ownership which has brought us closer to our peers.  The acquisition of KNBT, with institutional ownership of approximately 43%, will also boost our institutional ownership.

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Our consistent business strategies are key to our success.

Proven community banking delivery methods, a responsible credit culture, a balanced organic and acquisition growth strategy, and the continued diversification of our revenue streams are all important elements of our overarching goal of creating sustainable, profitable growth for longer term rewards for our shareholders.

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Pennsylvania is at the crossroads of one of the most attractive financial services markets in the country.  Mega banks, such as M&T, TD Banknorth, Citizens, PNC, Bank of America, and Wachovia have all moved into the area, and de novo banks continue to spring up.  We are continuously motivated by these challenges and feel that National Penn is strategically positioned to continue to compete with the larger, and smaller, institutions that have joined our market.

The markets in which we operate are strong - 7 of our primary counties are in the top 10 counties in Pennsylvania in terms of average household income.  And, we are fortunate to be able to do a significant amount of business in the top 3 counties in Pennsylvania demographically – Chester, Montgomery and Bucks.  These counties continue to experience strong residential and commercial development, as well as projected household growth at a higher rate than the state average.

We are looking forward to our expansion to the north with our pending acquisition of KNBT, as well as our first entrance into Delaware through our partnership with Christiana.  We’ll speak more about these markets in our presentation.

I’ll now turn our presentation over to our Chief Financial Officer, Mike Reinhard.  Mike?

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Mike Reinhard:

Thank you, Glenn.

I’ll begin with a look at a current breakdown of our core banking products.

Approximately 61% of our total deposits as of September 30th are transaction-related core deposits.  Recently we have seen some movement from higher-rate time deposits back to more desirable transaction accounts.

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75% of our loan portfolio is business loan or commercial real estate loan-related.

While we have a $68 million dollar lending limit, our largest commercial relationship - consisting of multiple credits - is $31 million dollars and the average loan size in our commercial portfolio is approximately $290,000 dollars.

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As with many of our peers, we’ve been challenged to maintain a strong net interest margin in this flat to inverted yield curve environment.  As you can see on this slide, despite the decline in our margin, we have been able to increase our net interest income on a fully tax-equivalent basis.

Our margin has begun to stabilize over recent quarters.  While we don’t believe that the yield curve will make a quick, dramatic change, we do feel that we are likely to benefit more than some of our peers, if and when, the yield curve returns to its historical slope.

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As Glenn noted, our asset quality is strong versus our peers, as a result of a strong credit culture as one of our core competencies.

The current slide depicts the quality of our loan portfolio as the percentage of non-performing assets plus 90 days past due to total assets.

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Our loan portfolio as a whole is in good condition and we believe we remain appropriately positioned in our overall loan loss reserve at $56.3 million dollars or 1.49% of total loans and leases at September 30th.

While a strong allowance ratio is important, we believe that a strong coverage ratio is even more critical.  In recent years, our loan loss coverage ratio has compared very well to our peers.

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Our consistent business strategies have translated into a recognized history of solid financial performance.

We are extremely proud that we are one of only 22, out of over 19,000 U.S. public companies, with a combined total of 50 years of higher earnings and higher cash dividends per share.

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This slide illustrates our recent growth in earnings per share.  All prior EPS figures have been adjusted for our most recent 3% stock dividend which was paid on September 28, 2007.

While we evaluate Return on Equity and Return on Tangible Equity, EPS growth is currently our primary performance metric.

Our current incentive compensation plans for directors, executives, and most of our employees are formally tied to this performance measure.

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We compliment our EPS growth, with an increasing dividend for our shareholders.  On this slide we show our cash dividend payments for the last 5 of our 29-year track record of higher dividends.

With our most recent 3% stock dividend, we have also paid a stock split or stock dividend in each of the last 30 years.

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Due to a number of acquisitions in recent years, purchase accounting rules have negatively impacted GAAP return on equity.

As an alternative measure of our effective use of capital, we also measure our return on tangible equity for comparative purposes.

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The current slide reflects National Penn’s total return as compared to the S&P 500 over the last 20 years.  As you can see, our performance on this basis has been very strong.

We believe that for investors who have a longer term view and focus on total investment return, National Penn should be a solid investment.  Currently, based on the recent movement in our stock price, we may be experiencing a favorable buying opportunity for these investors.

We believe that our totalreturns over the longer term is one of our best measures of how we enhance shareholder value.

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We have benefited from solid total asset growth over the past 5 years of 14.9%.

Our overall strategy has been to balance organic growth and growth through acquisition – and we are challenged by our board to do both.  Over the past 5 years, our growth has reflected about a 50/50 balance of organic to acquisition growth.

While our most recent strategic use of capital has been to acquire quality partners, we also understand the need for retaining and replenishing capital to support shareholder value for the longer-term.

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National Penn is an experienced acquirer of in and out of market companies, and our acquisition goals are well defined.

Our acquisition strategy to partner with quality organizations that have a proven business model, and who choose to join us not out of necessity but by choice, will help us to achieve our goals for continued growth and success now and in the future.

Our pending affiliation with Christiana Bank & Trust Company certainly upholds this standard and is an excellent strategic fit for us.

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Christiana, based a few miles northwest of Wilmington in the state of Delaware, has a strong record of financial success since its founding.  It has enjoyed an impressive 47% compound growth rate in net income since 2002.

Christiana offers traditional banking products and services, and specializes in unique wealth management services, all with a high-degree of personal attention.

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The addition of Christiana to our franchise will take National Penn’s wealth management and trust business to another level, while introducing us to some new and highly attractive niche product areas.

This acquisition has an immediate impact on the size and abilities of our existing wealth unit, providing excellent additional growth opportunities.  We expect the transaction to be accretive to EPS in the 2nd full year of combined operations.

Christiana will mark our first entry into Delaware, a state with not only attractive demographics, but also a legal, tax and judicial environment that is ideal for a variety of businesses.  The ability to provide several unique services is a benefit Christiana enjoys as a State of Delaware chartered bank and trust company.  We call these factors the “Delaware Advantage.”

Upon closing, expected in early 1st quarter of 2008, Christiana will maintain its name and status as a separately-chartered Delaware banking corporation as a subsidiary of National Penn.  And, we are delighted to have Christiana’s CEO, Ziss Frangopoulos, continue to direct this fine organization after our merger.

Now, to offer his comments on our other transformative partnership, I’m pleased to introduce Scott Fainor, CEO of KNBT.  Upon the close of our transaction with KNBT, Scott will be joining us as Senior Executive Vice President and Chief Operating Officer of National Penn, and President and CEO of National Penn Bank.  Scott?

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Scott Fainor:

Thank you, Mike.

KNBT is a $2.9 billion dollar institution, headquartered in Bethlehem, Pennsylvania.  A major milestone in our more than 80-year history was the 2003 mutual-to-stock conversion at the time of the merger of Keystone Savings Bank and First Colonial Group and its subsidiary, Nazareth National Bank.

KNBT is the largest banking company based in the Lehigh Valley, serving 6 counties in this area of Northeast Pennsylvania.  Our strength is based upon a foundation of traditional community banking values.  Our commitment is to deliver world-class financial services, whether it be banking, wealth management, or insurance, with a focus on personal service.

The challenges facing our industry today are no secret.  These industry pressures have created a mandate for the leadership of banking companies to take decisive action that results in a more efficient, more profitable, more customer focused organization.  The combination with National Penn embodies some of the very best of the advantages that that come with a significant transaction such as ours.  I’m thrilled to speak to you this morning about this exciting partnership…

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Upon the close of our transaction, anticipated in the 1st quarter of 2008, our new company will own leadership positions in some of our most important markets in eastern Pennsylvania.

In challenging times, one key advantage in any business is the depth and quality of its people.  As Glenn and I look at our new leadership team, we firmly believe that we will have some of the best for managing our company and building relationships.

While we see meaningful revenue synergies as part of this transaction, we only consider them to be the “icing on the cake.”  We estimate $26.2 million dollars in cost savings, which are well defined and achievable.  No heroic assumptions were used to get to any specific number.

We believe that the financial benefits of this merger are compelling to both sets of shareholders.  The transaction is expected to be accretive to both earnings per share and tangible book value in 2008.

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Work on the joining of our two companies began immediately after the September announcement of our transaction and is progressing very well.  Although we recognize that there is a lot of very hard work involved, we don’t view this as an especially complex undertaking.  Our operations are similar, and National Penn has an excellent integration team with a record of efficient and successful transactions behind them.  The team working on this integration consists of key representatives from each of our companies and is dedicated to a smooth conversion.

One of the things that attracted us to National Penn, was our shared unwavering focus on the customer.  There was no surprise in our agreement that the overarching priority through this process must be retaining and growing our customer relationships.  Both of our companies have demonstrated an ability to keep their eye on the customer and continued organic growth during conversions such as this.

Our goals of identifying well-defined and achievable cost savings, and the right people for our new combined team, are underway and on-schedule.  We are also reviewing each area of our companies to determine the best and most profitable way to do business.  Through this, we are proactively communicating with our employees to ensure that they are informed, and that their perspectives and ideas are heard, in order to make the integration process as seamless as possible for them and our customers.

I’ll now turn the presentation back to Glenn Moyer.  Glenn?

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Glenn Moyer:

Thank you, Scott.

We at National Penn are extremely energized about KNBT and Christiana joining our family.  Our challenge today is to make 1+1+1 equal much more than 3.  With the closing of these two transactions in the next few months, we will emerge as a “new” National Penn.

Allow me to explain further by giving you a partial look at the future of our Company, beginning with our expanded market area.

The current slide reflects the geographic coverage of our combined franchise.  The KNBT transaction creates a new force in financial services in Pennsylvania and the greater mid-Atlantic region.  The Lehigh Valley and surrounding counties were part of our market that we had not saturated, and we are now doing so with the best in the area.  The KNBT name will be retained within the 6 counties they currently serve.

With the addition of Christiana, we also achieve a valuable presence in the demographically-attractive and business-friendly state of Delaware.  Delaware is a state that is difficult to enter de-novo, and we are fortunate to be entering this market by affiliating with an established high-quality and respected organization.

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National Penn’s post-merger market position advances us from the 7th largest Pennsylvania-based bank and thrift to the 5th largest in terms of asset size.

Our combination also places us high in a number of important counties based on deposits.  We are pleased to be represented in the top 5 in Northampton, Berks, Lehigh, Chester, and Centre county.  The counties on the slide are vibrant growth areas with strong demographics to support future growth.

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Our new partnerships enhance the balance of our commercial and consumer loan portfolios.

KNBT also benefits our combined company with a relatively lower-costing deposit base.

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The “new” National Penn will manage a total loan portfolio base of over $5.7 billion dollars – an increase of over 50%.

Due to our similar credit cultures, our key credit quality metrics are expected to remain strong.

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Currently, our wealth management unit manages or administers over $2.9 billion dollars in assets.  It has realized a 23.9% increase in fee income for the first 9 months of this year, as compared to the same period last year.

With Christiana and KNBT, we will clearly reach new heights in this strong, high-growth segment of our business.  On a pro forma basis, as of September 30, 2007, our combined company would manage or administer over $8.5 billion dollars in wealth-related assets, representing a 193% increase.

We plan to leverage this new asset base by extending the Christiana “Delaware Advantage” to the National Penn and KNBT markets.

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KNBT and Christiana’s contributions in non margin-dependent areas will accelerate our revenue diversification goal.

As you can see on this slide, Christiana’s wealth management specialty translates into an admirable 48.5% ratio of fee income to total revenue.

Over half of KNBT’s ratio of 33.4% fee income to total revenue is attributable to their equally strong wealth management and insurance groups.

Our combined resources will help to advance our merged company in these key fee-revenue areas and allow us to grow these units to an even greater extent.

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I would like to recap some of the current and prospective reasons to consider including National Penn Bancshares in your portfolio:

•	a terrific market area,

•	our people - one of our primary differentiators,

•	a respectable history of increased earnings per share and dividends, a strong dividend payout ratio, and above-market price appreciation over the longer-term,

•	our continued focus on diversified earnings growth and cost containment efforts that will allow us to build shareholder value through this current challenging period, and,

•	as outlined on our next and final slide, the opportunities for future success provided by our pending acquisitions.

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We believe that National Penn is a solid franchise today.  But, we are even more enthusiastic about our tomorrow with KNBT and Christiana.  Our highly-compatible approaches to business and shared values were a vital factor in our decision to join together.

The immediate impact that KNBT and Christiana will make to our fee-income areas is notable.  Even more valuable is the expanded ability of our combined company to offer enhanced core and affiliate products, services, and delivery channels to current and prospective customers.  Our post-merger efforts will be focused on these leveraging and cross-selling opportunities throughout our new footprint.

Finally, we will continue to challenge ourselves every day to further our success.  Our expanded family will be determined to continue improving shareholder value.  We believe that National Penn’s future, with the addition of Christiana and KNBT, is brighter than ever.

Thank you for your time today.  We would be pleased to answer any questions.

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Safe Harbor Regarding Forward Looking Statements:

This presentation contains forward-looking information about National Penn Bancshares, Inc. (National Penn), Christiana Bank & Trust Company (Christiana), KNBT Bancorp, Inc. (KNBT), and the combined operations of National Penn, Christiana and KNBT after the mergers, that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will,“ "should,'' "project," "plan,'' "seek,“ ”continue,  "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn and KNBT caution readers not to place undue reliance on these statements.

National Penn’s, Christiana’s and KNBT’s businesses and operations, as well as their combined business and operations following the mergers, are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.

The foregoing review of important factors should be read in conjunction with the other cautionary statements and risk factors included in National Penn’s and KNBT’s annual, quarterly and current reports and other filings with  the SEC.  See the slides entitled “Additional Information About This Transaction” included in this presentation.  Neither National Penn, Christiana nor KNBT makes any commitment to publicly release any revision or update to any forward-looking statements to reflect events or circumstances occurring after the date any forward-looking statement  is made or to reflect the occurrence of unanticipated events.

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the Christiana transaction and, together with Christiana, has mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Shareholders are urged to read the proxy statement/prospectus because it will contain important information about National Penn, Christiana and the transaction.  You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

Additional Information About the National Penn/KNBT Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the KNBT transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction.  Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT and the transaction.  You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov.  A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary National Penn Bancshares, Inc.	Senior Executive Vice President & Chief Financial Officer KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction.  Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.